July 22, 2014

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Trxade Group, Inc.

Registration Statement on Form 10

Filed June 11, 2014

File No. 000-55218

Dear Mr. Reynolds,

We are submitting this letter on behalf of Trxade Group, Inc., a Delaware corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 7, 2014 relating to the Company’s Registration Statement on Form 10 (Registration No. 000-55218) filed with the Commission on June 11, 2014 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery two copies of Amendment No. 1 in paper format, which have been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Business, page 4

1. Please explain in the disclosure how the 24,160,000 pre-merger outstanding XCEL shares that were not held by Trxade Nevada, which represented 23% ownership of XCEL, were affected by the reverse merger and reverse stock split. According to the disclosure, these shares now appear to aggregate to 1% post-merger ownership. Please disclose how the 80,000,000 pre-merger outstanding XCEL shares held by Trxade Nevada resulted in 29,500,000 post-merger, post-split shares held by Trxade Nevada’s shareholders, representing 99% ownership of the post-merger company. In this regard, the reverse stock split of 80,000,000 shares would appear to yield 80,000 shares, not 29,500,000 shares.

Response: The Company has made the requested revisions to the disclosure on page 4.

2. For each product or service identified on page 5, please revise to clarify if you have generated revenues from the product or service. In that regard, we note your disclosure on page 6, that RxGuruTM and InventoryRx were just launched in the first quarter of 2014. Please also revise to clarify how you generate revenues from each product or service identified on page 5. In that regard, we note the disclosure on your website that there is no registration or membership fee to join Trxade.com and no fee for making purchases on Trxade.com.

Response: The Company has made the requested revisions to the disclosure on pages 4-5.

3. Please revise to provide more detail regarding your Wholesale Division. For example only, please clarify how you procure and store the pharmaceuticals and medical supplies distributed through the third party logistics company.

Response: The Company has made the requested revisions to the disclosure on page 5.

4. Please revise to provide more detail regarding the type of consulting and staffing services provided by Pinnacle Tek.

Response: The Company has made the requested revisions to the disclosures on page 5.

Research and Development, page 8

5. Please revise to include an estimate of the amount spent during each of the last two fiscal years on the development of Trxade.com, InventoryRx.com, Pharmabayonline and RxGuru, and if applicable, the extent to which the cost of such development activities is borne directly by customers. Refer to Item 101(h)(4)(x) of Regulation S-K.

Response: The Company has made the requested revisions to the disclosure on page 8.

Liquidity and Capital Resources, page 18

Cash Requirements, page 18

6. Please briefly describe the expenses categorized as “Cost of Sales” and “General and Administrative” on page 18.

Response: The Company has made the requested revisions to the disclosure in the chart on page 18.

Historical Liquidity and Capital Resources, page 19

7. Please revise to provide a detailed analysis of the components of the statements of cash flows (i.e., operating, investing, and financing activities) that explains the significant year-to-year variations in each line item for each period presented. In doing so, please describe and quantify the effect of the significant drivers that contributed to the material changes in your operating, investing and financing cash flows. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Response: The Company has made the requested revisions to the disclosure on page 19.

Results of Operations, page 19

8. We note your disclosure that general and administrative expenses include expenses associated with shares issued for services, contributed officers’ salary and warrants and options expense. However, these appear to be separate line items. Please revise accordingly.

Response: The Company has clarified the disclosure on page 23.

9. Please briefly describe the expenses associated with shares issued for services, contributed officers’ salary and warrants and options, which resulted in a significant increase in operating expenses. Please also briefly describe the cause of the increase in cost of sales.

The Company has made the requested disclosures on page 20.

Properties, page 21

10. We note your disclosure on page 7 that the Wholesale Division warehouses pharmaceutical products. Please provide the information required by Item 102 of Regulation S-K with respect to the company’s warehousing facilities.

Response: The Company has made the requested revisions to the disclosure on page 21.

Security Ownership of Certain Beneficial Owners and Management, page 21

11. The footnote disclosure for the table does not appear to relate to the corresponding footnote in the case of footnotes 4, 5 and 6. Please revise to clarify.

Response: The Company has made the requested revisions to the disclosure on page 21.

Directors and Officers, page 22

12. Please describe Mr. Fell’s principal occupation and employment since 2012. Similarly, please describe Mr. Pope’s principal occupation and employment since June 2012. Refer to Item 401(e) of Regulation S-K.

Response: The Company has made the requested revisions to the disclosure on page 23.

13. For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant in light of the registrant’s business and structure. Refer to Item 401(e) of Regulation S-K.

Response: The Company has made the requested revisions to the disclosure on pages 22-23.

Executive Compensation, page 25

Employment Agreements, page 25

14. Please clarify the terms of the $50,000 bonus pursuant to the employment agreements with Mr. Ajjarapu and Mr. Patel.

Response: The Company has made the requested revisions to the disclosure on page 25.

Compensation of Directors, page 25

15. We note your disclosure that in December 2013, the company granted certain directors stock options and cash compensation for each board meeting. Please provide the information required by Item 402(r) of Regulation S-K for any compensation paid to the directors in fiscal year 2013.

Response: The Company has made the requested revisions to the disclosure on page 25.

Certain Relationships and Related Transactions, and Director Independence, page 26

16. Please provide all the information required by Item 404 of Regulation S-K. In that regard, we note the disclosure on page 18 that “[e]quity Financings in the year ended December 31, 2013 consisted of related party capital contributions of $373,118, proceeds from issuance of preferred stock of $670,000, short term debt from related parties of $72,722 and stock issued for services of $500,000.” We also note the disclosure on page 19 that Mr. Ajjarapu advanced the company $373,118, the disclosure on page F-9 regarding loans from related parties and the disclosure on page F-16 regarding loans from related parties.

Response: The Company has made the requested revisions to the disclosure on page 25. We also note that the disclosures throughout the Registration Statement have been revised to properly characterize the $373,118 of cash paid by Mr. Ajjarapu to the Company as a capital contribution and not a loan.

17. Please file agreements with related parties as exhibits to the registration statement.

Response: The Company has filed the agreements with related parties as exhibits to Amendment No. 1 as requested.

Recent Sales of Unregistered Securities, page 28

18. We note the disclosure on page 20 regarding $500,000 in expenses associated with shares issued for services. Please provide all the information required by Item 701 of Regulation S-K with respect to the shares issued for services or advise us why you believe such disclosure is not required.

Response: The shares issued for services were not issued by the Registrant, but were issued by Trxade Group, Inc., a Nevada corporation that ultimately merged into the Registrant. Accordingly, disclosure of this issuance pursuant to Item 701 is not required. The disclosure in the Form 10 has been revised to clarify the issuer of the shares.

Signatures

19. Please revise to include the appropriate reference to Section 12 of the Exchange Act in lieu of your reference to Section 13 or 15(d) of the Exchange Act, as required by Form 10.

Response: The signature page has been revised as requested.

Consolidated Balance Sheets, page F-3

20. We note you have recorded the subscription receivable arising from the October 2013 issuance of convertible preferred stock as current asset. Please provide us with a detailed discussion to support your accounting treatment. Please refer to the guidance in FASB ASC 505-10-45-2. In addition, please revise your consolidated statement of cash flows for the interim period ended March 31, 2014 to present the collection of such subscription receivable as cash flows under the financing activities.

Response: FASB ASC 505-10-45-2 requires substantial evidence of collectability in a short period of time. The $160,000 of subscription receivable noted on the Balance Sheet at December 31, 2013 was paid in January 2014. Please see disclosure Note 5 of Notes to Financial Statements for the years ended December 31, 2013 and 2012.

The Company has revised the Consolidated Statement of Cash Flows for the interim period ended March 31, 2014 of Amendment No. 1 as requested.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

21. We note from your disclosure on page 5 that you earn revenue from several different operations. Please expand your disclosure to describe your revenue recognition policy for each of your revenue streams. In addition, disclose significant terms and conditions related to revenue, including any customer acceptance provisions and other post-delivery obligations and the related accounting policies. Please refer to the guidance in FASB ASC 605.

Response: The Company has revised Revenue Recognition, page F-8 of Amendment No. 1 as requested.

Income (loss) Per Share, page F-9

22. It appears from your disclosure on page 29 that your preferred stock participates with common stock on an as-converted basis for dividends or similar distribution. Please provide us with a detailed discussion of how you have accounted for the Series A Preferred Stock in the earnings per share calculation. Please refer to the guidance in FASB ASC 260-10-45-59A through 70.

Response: Series A Preferred Shares have been accounted for as fully issued for the purpose of determining Income (loss) Per Share. At December 31, 2013 and 2012 and March 31, 2014 and 2013 diluted net loss per share is equivalent to basic net loss per share as the inclusion of any shares committed to be issued would be anti-dilutive.

23. Please revise to provide the required disclosure for earnings per share calculation under FASB ASC 260-10-50.

Response: The Company has revised Note 2 in the Notes to Financial Statements for the years ending December 31, 2013 and 2012 and Note 1 in Notes to Unaudited Financial Statements for three months ended March 31, 2014 and 2013 of Amendment No. 1 as requested.

Note 4 – Reverse Merger, page F-10

24. Please tell us when Trxade Group, Inc. was formed and how it was capitalized.

Response: Trxade Group, Inc. was formed in May 2013 and was merged with Trxade, Inc.

25. We note that in November 2013 Trxade Group, Inc. purchased 80,000,000 common shares of Xcellink International, Inc. for $135,000. Please provide us with a detailed discussion of the relationship of the parties involved, the business purpose of the transaction, and the percentage of ownership Trxade Nevada held in Xcellink after the common share purchase. In addition, please tell us how you accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment.

Response: Xcellink International, Inc. and Trxade Group, Inc. are independent third party companies. The purpose of the transaction and intent of management was to have controlling interest in Xcellink International, Inc. for the purpose of executing a reverse merger with a public company. After the purchase of controlling interest, Trxade Group, Inc. held a 77% ownership. The transaction of purchasing 80 million shares of Xcellink International, Inc. and the transaction of share exchanges between the Company and Xcellink International, Inc., even though not executed on the same day, were contemplated with each other with the purpose of executing a reverse merger.

For accounting purposes, this transaction is being accounted for as a reverse merger and has been treated as a recapitalization of Xcellink International, Inc. with Trxade Group, Inc. considered the accounting acquirer, and the financial statements of the accounting acquirer became the financial statements of the registrant. Since the planned transaction would result in the cancellation of the shares, the $135,000 was treated as a business acquisition expense in accordance with FASB ASC – 805-10.

26. We note that in January 2014, Trxade Group, Inc. and Xcellink International, Inc. consummated an agreement where each share of Trxade Group, Inc. common stock and preferred stock were exchanged for Xcellink International, Inc. common stock and preferred stock on a one to one basis. Considering Trxade Group, Inc. had already purchased 80,000,000 shares of Xcellink International, Inc. in November 2013 for $135,000, please tell us the business purpose of this transaction.

Response: The intent of the transaction was to obtain controlling interest in Xcellink International, Inc. The intended result is Trxade Group, Inc. is the existing public company (XCEL).

27. We note that prior to the merger with Trxade Group, Inc., Xcellink International, Inc. had 104,160,000 shares of common stock outstanding. As part of the reverse merger transaction (i) you issued 28,800,000 shares of common stock to the former shareholders of Trxade Group, Inc.; (ii) existing shareholders canceled 80,000,000 shares; and (iii) you effected a reverse stock split at the ratio of 1000:1. Please provide us with a detailed discussion of how you calculated the post-recapitalization common stock balance and how you retroactively restated your statements of changes in shareholder’s equity and earnings per share.

Response: With shareholder agreement there was a reverse split of 1000:1 of Xcellink International, Inc. shares and 104,160,000 common shares became 104,160 common shares. With the shares exchange agreement, all the outstanding stock of existing Trxade Group, Inc., was exchanged for 28,800,000 common shares in Xcellink International, Inc. and the 80,000 shares were cancelled. The result created total outstanding common shares of 28,824,160 (28,800,000 + (104,160 – 80,000)). The resulting ownership of Trxade Group, Inc. shareholders was over 99%.

Trxade Group, Inc. is considered the accounting acquirer as the reverse merger was treated as a recapitalization of Xcellink International, Inc. In conjunction with the share exchange transaction the 28,824,160 have been presented as outstanding for all periods in the statement of changes in shareholder’s equity and earnings per share.

28. We noted from your disclosure here that a merger occurred between Trxade Group, Inc. and Trxade, Inc. in May 2013. Please provide us with a detailed discussion of the relationship of the parties involved, the terms of the transaction and the business purpose of the transaction. In addition, please tell us how you accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment.

Response: The ownership for both Trxade Group, Inc. and Trxade, Inc. were the same, controlled by Mr. Ajjarapu and Mr. Prashant. The transaction was a merger of entities under common control. This was part of planned transactions to combine Trxade, Inc., Westminster Pharmaceuticals LLC and Pinnacle Tek in one company to diversify revenue streams (fee income, wholesaling and IT consulting).

The transaction was accounted under FASB ASC 805 as a combination of entities under common control.

29. We noted from your disclosure here that a merger occurred between Trxade Group, Inc. and Pinnacle Tek, Inc. in May 2013. This appears to be inconsistent with the disclosure on page F-7 which states the merger occurred in July 2013. Please clarify or revise. Please provide us with a detailed discussion of the relationship of the parties involved, the terms of the transaction and the business purpose of the transaction. In addition, please tell us how you accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment.

Response: The Company has revised the disclosures to reflect the merger date of July 2013 of Amendment No. 1 as requested.

The ownership of Pinnacle Tek and Trxade Group, Inc. were the same, controlled by Mr. Ajjarapu and Mr. Prashant. The merger was a planned transaction to provide a diversified stream of revenue to Trxade Group, Inc., Pinnacle Tek provides IT consulting services.

The transaction was accounted under FASB ASC 805 as a combination of two entities of common control.

30. We note from your disclosure here that Westminster Pharmaceuticals LLC was formed in January 2013. This appears to be inconsistent with the disclosure on page F-7 which states that this entity was formed in August 2013. Please clarify when this entity was formed and how it was capitalized.

Response: The Company has revised the disclosure on pages F-7 of Amendment No. 1 as requested.

Westminster Pharmaceuticals was formed in January 2013. The company is a single member LLC created and consolidated with Trxade Group, Inc. It was capitalized by Trxade Group, Inc. to provide an additional revenue stream for the company.

Should you have any questions, please call the undersigned at (800) 261-0281.

Very truly yours,

/s/ Suren Ajjarapu

Suren Ajjarapu, Chairman & CEO

Cc: Lawrence Schnapp, Esq. TroyGould PC

In connection with the attached response letter, Trxade Group, Inc. ("Trxade") hereby acknowledges to the Staff that:

1.

Trxade is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

Trxade may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Trxade Group, Inc.

By: /s/ Suren Ajjarapu Suren Ajjarapu CEO